UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 600,997,978*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 600,997,978*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,997,978*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.5%**
14	Type of Reporting Person
CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 36,452
		8	Shared Voting Power 604,611,424*
		9	Sole Dispositive Power 36,452
		10	Shared Dispositive Power 604,611,424*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 604,647,876*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.9%**
14	Type of Reporting Person
CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 3,613,446*
		8	Shared Voting Power 0
		9	Sole Dispositive Power 3,613,446*
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%**
14	Type of Reporting Person
PN

*	Partners Value Investments LP has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.
**	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 40,048,497*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 40,048,497*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,048,497*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%**
14	Type of Reporting Person
CO

*	This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 3,036,315*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 3,036,315*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,315*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%**
14	Type of Reporting Person
OO

*	Represents shares of Class A Stock of Brookfield Property REIT Inc.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 53,702,050*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 53,702,050*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 7,331,926*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,331,926*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%**
14	Type of Reporting Person
CO

*	This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 60,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 60,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,781,724*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,781,724*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 51,419,088*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 51,419,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.6%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS IV L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 60,319,088*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 60,319,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH NEW HLP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 18,715,912*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 18,715,912*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,715,912*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.1%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 18,715,912 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 50,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 50,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 8,387,345*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 8,387,345*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 71,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 71,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 9,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 9,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY (2013) CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 720,064
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 720,064
11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person
CO

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ENGLAND AND WALES
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 75,000
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 75,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 22,713,516
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 22,713,516
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,713,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person
CO

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD US HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 69,250,545*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 69,250,545*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.0%*
14	Type of Reporting Person
CO

*	This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH NEW SUBCO LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 28,762,898
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 28,762,898
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,762,898
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 9,519,641
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 9,519,641
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,519,641
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 13,376,929
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 13,376,929
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,376,929
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 7,837,440
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,837,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,440
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

EXPLANATORY NOTE

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) is being filed to report the acquisition by Brookfield Asset Management Inc. (“BAM”) and its affiliates of an aggregate of 22,836,392 limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Issuer” or “BPY”) in accordance with the terms of the Equity Commitment Agreement, dated July 2, 2020 (the “Equity Commitment”), between BAM, the Issuer and Brookfield Property L.P. (“Property LP”).

Information reported and defined terms used in the original Schedule 13D, as amended (this “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 14. This Amendment No. 14 also reflects certain inter-company transactions among the Reporting Persons.

2. Identity and Background.

Schedules I to IV hereto set forth an updated list of all the directors and executive officers (to be included as Scheduled Persons), and their respective principal occupations, addresses, and citizenships, of BAM, Partners Limited (“Partners”), Brookfield Global Property Advisor Limited (“BG PAL”) and Brookfield US Holdings Inc. (“BUSHI”), respectively.

3. Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the following information:

On October 30, 2020, Brookfield Property Group LLC (“BPG LLC”) transferred 3,082,942 Units and 1,939,360 Units to Brookfield Real Estate Partners (A) SIB L.P. (“A SIB LP”) and BPGUSH New Subco LP (“BPGUSH Subco”), respectively.

From September 29, 2020 until November 6, 2020, the Issuer took up and purchased for cancellation in open market transactions on the Toronto Stock Exchange and the Nasdaq Stock Market an aggregate of 20,222,827 Units at average prices ranging from $11.86 to $15.00 per Unit in accordance terms of the Issuer’s previously announced normal course issuer bid (“NCIB”). From September 29, 2020 until October 12, 2020, Brookfield Property REIT Inc. (“BPYU”), a subsidiary of the Issuer, took up and purchased for cancellation in open market transactions on the Nasdaq Stock Market an aggregate of 2,613,565 shares of Class A Stock of BPYU (“BPYU Shares”) at average prices ranging from $11.94 to $14.86 per share. Following the take up of the aforementioned Units and BPYU Shares, on November 19, 2020 and November 20, 2020, the Issuer issued 2,290,731 Units to Brookfield Real Estate Partners (K) SIB Holdings L.P. (“K SIB LP”) and 20,545,661 Units to BPGUSH Subco, respectively, for aggregate consideration of approximately $307.8 million (average of $13.48 per Unit), each in accordance with the terms of the Equity Commitment. The source of funds used by K SIB LP and BPGUSH Subco to purchase these Units was working capital of K SIB LP and BPGUSH Subco, respectively.

4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to include the information set forth in Item 3 above and Item 6 below.

5. Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As of November 30, 2020, Partners Value Investments LP (“PVI LP”), which has sole voting and dispositive power through its 100% owned subsidiary Partners Value Investments Inc., may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 0.8% of the issued and outstanding Units. BAM may be deemed to be the beneficial owner of 146,596,646 Units and Partners may be deemed to be the beneficial owner of 150,246,544 Units (including the Units directly owned by Partners and beneficially owned by BAM and PVI LP), and such Units constitute approximately 33.6% % and 34.5%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 5,425,145 Units beneficially owned by BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), 720,064 Units beneficially owned by BPY (2013) Corp., 75,000 Units beneficially owned by BG PAL, 44,218,276 Units beneficially owned by BUSHI, 22,713,516 Units beneficially owned by BPGH Sub Inc. (“BPGH Sub”), 13,947,737 Units owned by Brookfield Property Group Holdings Sub LP (“Sub LP”), 9,519,641 Units owned by A SIB LP, 13,376,929 Units owned by Brookfield Real Estate Partners (Q) SIB L.P. (“Q SIB LP”), 7,837,440 Units owned by K SIB LP and 28,762,898 Units owned by BPGUSH Subco. BAM also holds, through BPG LLC, 3,036,315 shares of BPYU Class A Stock. Holders of BPYU Class A Stock have the right to exchange each share of BPYU Class A Stock for one Unit, or the cash equivalent of one Unit, at the election of BPY. The BPYU Class A Stock owned by BPG LLC represent approximately 0.7% of the Units assuming that all of the shares of BPYU Class A Stock held by BPG LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation.

In addition, BAM holds, through BPY I L.P., BPY II L.P., BPGHG(US), BPGH Sub, BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P., BPGUSH L.P. (Ontario), BUSHI, Sub LP and BPGH New HLP Holdings LP, an aggregate of 451,365,017 redemption-exchange units of Property LP. Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 50.9% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism.

Assuming that (i) all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, and (ii) all of the shares of BPYU Class A Stock held by BPG LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation, as of November 30, 2020, BAM may be deemed to be the beneficial owner of 600,997,978 Units and Partners may be deemed to be the beneficial owner of 604,647,876 Units, and such Units would constitute approximately 67.5% and 67.9%, respectively, of the issued and outstanding Units.

PVI LP, which has sole voting and dispositive power through its 100% owned subsidiary Partners Value Investments Inc., may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units directly held by Partners and Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

On May 13, 2020, BAM Voting Trust (the “Trust”) entered into an agreement with Partners to purchase all of BAM’s issued and outstanding Class B Limited Voting Shares (the “BAM Class B Shares”). Closing of this transaction is subject to customary consents and regulatory approvals being obtained, following which the BAM Class B Shares will be transferred from Partners to the Trust. Upon completion of this transaction, Partners will cease to be deemed a beneficial owner of the Units beneficially owned by BAM.

(c) Other than the transactions described in this Amendment No. 14 and this Schedule 13D, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to include the information set forth in Item 3 above and the following:

As of December 2, 2020, the amount remaining under the Equity Commitment is approximately $35.7 million.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Leslie Yuen
	Name:	Leslie Yuen
	Title:	Director of Finance

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPGH NEW HLP HOLDINGS LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPGUSH NEW SUBCO LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
	Name:	Katayoon Sarpash
	Title:	Vice President and Secretary

BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (A) SIB GP LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (Q) SIB GP LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (K) GP LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ P. Scott Selig
	Name:	P. Scott Selig
	Title:	Vice President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, BAM	Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, BAM	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	c/o Suite 1210, 225 – 6th Ave. S.W. Calgary, Alberta, T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob. 01, Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director, Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer, BAM	Canada

Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Financial Officer, BAM	United Kingdom

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, BAM	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, BAM	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, BAM	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna, Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of BAM and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, BAM	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, BAM	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, BAM	Canada

Seek Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, BAM	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey, Managing Partner and Chief Executive Officer Renewable Power	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer Renewable Power, BAM	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate, BAM	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, BAM	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity, BAM	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, BAM	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, BAM	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, BAM	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary, BAM	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, BAM	Canada

SCHEDULE III

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
J. Bruce Flatt, Director, President and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner and Chief Executive Officer, BAM	Canada

Philippa Elder, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Senior Vice President, BAM	United Kingdom

Ralf Niklas Rank, Director and Chief Investment Officer	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Chief Investment Officer of BG PAL	Canada and Germany

Connor David Teskey, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Managing Partner and Chief Executive Officer Renewable Power, BAM	Canada

Zachary Bryan Vaughan, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Head of Europe, BAM	Canada

Brian W. Kingston, Vice President	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Managing Partner, BAM	Canada

SCHEDULE IV

BROOKFIELD US HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, BAM	Canada

Karly Dyck, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Capital Markets & Treasury, BAM	Canada

Aleks Novakovic, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax, BAM	Canada

Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Legal & Regulatory of BAM	Canada

Cam Ha, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Tax, BAM	Canada

Bowen Li, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Finance, BAM	Canada

Tim Wang, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, BAM	Canada